                                                                       1999/2000

                                                                  File No. 69-78
                                                                           -----
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   FORM U-3A-2

              Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility
                           Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                              MINNESOTA POWER, INC.
                              ---------------------
                                (Name of company)

hereby files with the Securities Exchange Commission pursuant to Rule 2,its statement claiming exemption as a holding company from the provisions of the
Public  Utility   Holding  Company  Act  of  1935,  and  submits  the  following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                                            State of
Name                                        Organization        Location               Nature of Business
----                                        ------------        --------               ------------------

Minnesota Power, Inc.                       Minnesota           Duluth, MN             Multi-Services Company

Superior Water, Light and Power             Wisconsin           Superior, WI           Electric, Gas and
  Company <F1>                                                                           Water Utility

Energy Land, Incorporated <F1>              Wisconsin           Duluth, MN             Inactive

MP Investments, Inc. <F1><F2>               Delaware            Duluth, MN             Investments

RendField Land Company, Inc. <F1>           Minnesota           Duluth, MN             Land Holding

UtilEquip, Incorporated <F3>                Minnesota           Duluth, MN             Inactive

Lakeview Financial Corporation I <F1>       Minnesota           Duluth, MN             Inactive

Lakeview Financial Corporation II <F1>      Minnesota           Duluth, MN             Inactive

MP&L Capital I <F1>                         Minnesota           Duluth, MN             Trust

PCUC Acquisition Sub, Inc. <F1>             Minnesota           Duluth, MN             Inactive

Minnesota Power Enterprises,                Minnesota           Duluth, MN             Product and Marketing
  Inc. <F1>                                                                              Coordination

BNI Coal, Ltd. <F4>                         North Dakota        Bismarck, ND           Coal Mining

MP Affiliate Resources, Inc. <F4>           Minnesota           Duluth, MN             Administrative
  Operations

Minnesota Power Telecom,                    Minnesota           Duluth, MN             Telecommunications
  Inc. <F4>

Rainy River Energy Corporation <F4>         Minnesota           Duluth, MN             Contract Services

                                      -1-


                                            State of
Name                                        Organization        Location               Nature of Business
----                                        ------------        --------               ------------------

Synertec, Incorporated <F4>                 Minnesota           Duluth, MN             Contract Services

Upper Minnesota Properties,                 Minnesota           Duluth, MN             Affordable Housing
  Inc. <F4>                                                                              Projects and Economic
                                                                                         Development

Upper Minnesota Properties-                 Minnesota           Duluth, MN             Affordable Housing
  Meadowlands, Inc. <F5><F6>                                                             Project

Upper Minnesota Properties-                 Minnesota           Duluth, MN             Affordable Housing
  Irving, Inc. <F5>                                                                      Project

Upper Minnesota Properties-                 Minnesota           Duluth, MN             Economic Development
  Development, Inc. <F5><F7>

Minnesota Power Services Group,             Minnesota           Duluth, MN             Product Development
  Inc. <F4>

Electric Outlet, Inc. <F8>                  Minnesota           Duluth, MN             Retailer

MP Water Resources Group,                   Minnesota           Orlando, FL            Water and Wastewater
  Inc. <F1>

Heater Utilities, Inc. <F9><F10>            South Carolina      Cary, NC               Water and Wastewater
                                                                                         Treatment Utility

LaGrange Waterworks Corporation             North Carolina      Fayetteville, NC       Water Utility
  <F11>

Brookwood Water Corporation <F11>           North Carolina      Fayetteville, NC       Water Utility

Florida Water Services                      Florida             Orlando, FL            Water and Wastewater
  Corporation <F9>                                                                       Treatment Utility

Florida Gas Services Corporation            Florida             Orlando, FL            Inactive
  <F9>

U.S. Maintenance and Management             Florida             Orlando, FL            Full Maintenance
  Services Corporation <F9>                                                              Services

Vibration Correction Services, Inc.         Minnesota           Duluth, MN             Predictive Maintenance
  <F9>                                                                                   Services

Americas' Water Services                    Florida             Chicago, IL            Contract Operations
  Corporation <F9>                                                                       Services

Florida Water Consumer Products             Florida             Orlando, FL            Inactive
  Corporation <F9>

Instrumentation Services, Inc. <F9>         Florida             Orlando, FL            Predictive Maintenance
                                                                                         Services

Predictive Maintenance and                  North Carolina      Orlando, FL            Inactive
  Operational Services, Inc. <F12>

                                      -2-

                                            State of
Name                                        Organization        Location               Nature of Business
----                                        ------------        --------               ------------------

MP Real Estate Holdings, Inc. <F1><F13>     Minnesota           Lehigh Acres, FL       Real Estate

Cape Coral Holdings, Inc. <F14><F15>        Florida             Cape Coral, FL         Real Estate

Cape Properties, Inc. <F14><F15>            Florida             Cape Coral, FL         Golf and Tennis Resort

Marina Resources, Inc. <F14><F15>           Florida             Cape Coral, FL         Marina Operations

Lehigh Acquisition Corporation <F14>        Delaware            Lehigh Acres, FL       Subdivider, Developer

Interlachen Lakes Estates, Inc. <F16>       Florida             Interlachen, FL        Subdivider, Developer

Sundowner Properties, Inc. <F16>            Pennsylvania        Williston, FL          Subdivider, Developer

SRC of Florida, Inc. <F16>                  Florida             Lehigh Acres, FL       Subdivider, Developer

Lehigh Corporation <F16><F18>               Florida             Lehigh Acres, FL       Subdivider, Developer

Lehigh Land & Investment, Inc. <F17>        Florida             Lehigh Acres, FL       Inactive

Cliffside Properties, Inc. <F17>            California          Lehigh Acres, FL       Inactive

Palm Coast Holdings, Inc. <F17>             Florida             Palm Coast, FL         Subdivider, Developer

Sugarmill Woods Communities, Inc.           Florida             Homosassa, FL          Subdivider, Developer
  <F17>

Enterprise Lehigh, Inc. <F17>               Florida             Lehigh Acres, FL       Subdivider, Developer

MP Automotive Services, Inc. <F1><F19>      Minnesota           Duluth, MN             Automotive Services

AutoVIN, Inc. <F19><F20>                    Indiana             Roswell, GA            Field Information
                                                                                         Services

ADESA Corporation <F20><F22>                Indiana             Indianapolis, IN       Vehicle Redistribution -
                                                                                         Corporate Operation

ADESA Ark-La-Tex, Inc. <F21><F23>           Louisiana           Shreveport, LA         Vehicle Auction

ADESA Birmingham, Inc. <F21>                Alabama             Moody, AL              Vehicle Auction

ADESA California, Inc. <F21><F24>           California          Sacramento, CA         Vehicle Auction

ADESA Charlotte, Inc. <F21>                 North Carolina      Charlotte, NC          Vehicle Auction

ADESA Des Moines, Inc. <F21>                Iowa                Des Moines, IA         Vehicle Auction

ADESA Houston, Inc. <F21>                   Texas               Houston, TX            Vehicle Auction

ADESA Lansing, Inc. <F21>                   Michigan            Dimondale, MI          Vehicle Auction

ADESA Lexington, Inc. <F21>                 Kentucky            Lexington, KY          Vehicle Auction

ADESA New Jersey, Inc. <F21>                New Jersey          Manville, NJ           Vehicle Auction

ADESA New York, Inc. <F21><F25>             New York            Akron, NY              Vehicle Auction

                                      -3-


                                            State of
Name                                        Organization        Location               Nature of Business
----                                        ------------        --------               ------------------

ADESA Ohio, Inc. <F21>                      Ohio                Northfield, OH         Vehicle Auction
                                                                Franklin, OH

ADESA Pennsylvania, Inc. <F21>              Pennsylvania        Mercer, PA             Vehicle Auction

ADESA San Antonio, Inc. <F21>               Texas               San Antonio, TX        Vehicle Auction

ADESA Southern Indiana, Inc. <F21><F22>     Indiana             Columbus, IN           Vehicle Auction

ADESA St. Louis, Inc. <F21>                 Missouri            Barnhart, MO           Vehicle Auction

ADESA Texas, Inc. <F21>                     Texas               Austin, TX             Vehicle Auction
                                                                Mesquite, TX

ADESA Wisconsin, Inc. <F21>                 Wisconsin           Portage, WI            Vehicle Auction

Auto Dealers Exchange of                    Massachusetts       Framingham, MA         Vehicle Auction
  Concord, Inc. <F21>

Auto Dealers Exchange of                    Tennessee           Memphis, TN            Vehicle Auction
  Memphis, Inc. <F21>

A.D.E. of Knoxville, Inc. <F21>             Tennessee           Lenoir City, TN        Vehicle Auction

ADESA Funding Corporation <F21>             Indiana             Indianapolis, IN       Inactive

Auto Banc Corporation <F21>                 New Jersey          Manville, NJ           Wholesale Vehicle
                                                                                         Redistributor

A.D.E. Management Company <F21>             Indiana             Indianapolis, IN       Vehicle Auction
                                                                                         Management Company

A.D.E. of Jacksonville, Inc. <F27>          Florida             Jacksonville, FL       Vehicle Auction

ADESA Indianapolis, Inc. <F21><F28>         Indiana             Plainfield, IN         Vehicle Auction

Great Rigs Incorporated <F21><F22><F28>     Indiana             Moody, AL              Vehicle Transport

Automotive Finance Corporation <F21>        Indiana             Indianapolis, IN       Financial Services

AFC Funding Corporation <F26>               Indiana             Indianapolis, IN       Financial Services

Automotive Floorplan Corporation <F26>      Indiana             Indianapolis, IN       Financial Services

RAP Co., Inc. <F26>                         Indiana             Indianapolis, IN       Financial Services

Automotive Finance Canada Inc.              Ontario             New Westminster,       Financial Services
  <F26><F29>                                                    British Columbia,
                                                                Alberta and Halifax,
                                                                Nova Scotia, Vars,
                                                                Ontario, Canada

ADESA Properties, Inc. <F21>                Delaware            Wilmington, DE         Financial Services

ADESA Properties Canada Inc. <F30><F31>     Delaware            Wilmington, DE         Financial Services

                                      -4-

                                            State of
Name                                        Organization        Location               Nature of Business
----                                        ------------        --------               ------------------

ADESA Automotive Services                   Nova Scotia         Toronto, Ontario       Inactive
  Corporation <F30>                                              Canada

PAR, Inc. <F21><F32>                        Indiana             Indianapolis, IN       Vehicle Remarketing

ADESA Finance Canada Inc. <F21><F33>        Nova Scotia         Halifax,               Financial Services
                                                                Nova Scotia,
                                                                Canada

ADESA Canada Inc. <F21><F37><F38>           Quebec              Toronto, Ontario,      Holding Company
                                                                Canada

3095-1115 Quebec Inc. <F34>                 Quebec              St. Eustache,          Inactive
                                                                Quebec, Canada

ADESA Auctions Canada Corporation           Nova Scotia         New Westminster,       Vehicle Auctions
  <F34><F35>                                                    British Columbia,
                                                                Alberta and Halifax,
                                                                Nova Scotia, Vars,
                                                                Ontario, Canada

ADESA Remarketing Services Inc.             Ontario             Vars, Ontario,         Vehicle Remarketing
  <F36>                                                         Canada

ADESA Montreal Inc. <F36>                   Quebec              St. Eustache,          Inactive
                                                                Quebec, Canada

Bytown Car Carriers Inc. <F34><F39>         Ontario             Ottawa, Ontario,       Vehicle Transportation
                                                                Canada

Impact Auto Auctions Ltd. <F34><F38>        Ontario             New Westminster,       Salvage Auctions
                                                                British Columbia,
                                                                Alberta and Halifax,
                                                                Nova Scotia, Vars,
                                                                Ontario, Canada

Suburban Auto Parts Inc. <F34><F38>         Ontario             New Westminster,       Salvage Auctions
                                                                British Columbia,
                                                                Alberta and Halifax,
                                                                Nova Scotia, Vars,
                                                                Ontario, Canada


1109597 Ontario Inc. <F34><F38>             Ontario             Toronto, Ontario       Holding Company
                                                                Canada



Footnotes

   <F1>  Subsidiary of Minnesota Power, Inc.

   <F2>  MP Investments, Inc. had a 20 percent ownership  interest in Capital Re
         Corporation (Capital Re). As a result of the merger of Capital Re with ACE Limited, MP Investments, Inc. held a 2 percent ownership in ACE Limited at December 31, 1999.

   <F3>  Subsidiary of RendField Land Company, Inc.

   <F4>  Subsidiary of Minnesota Power Enterprises, Inc.


                                      -5-


   <F5>  Subsidiary of Upper Minnesota Properties, Inc.

   <F6>  Upper Minnesota  Properties-Meadowlands, Inc. is a 99.5 percent partner in Meadowlands Affordable Housing Limited Partnership.

   <F7>  Upper Minnesota Properties-Development, Inc. is a 50 percent partner in
         Blackwater Properties, LLP.

   <F8>  Subsidiary of Minnesota Power Services Group, Inc.

   <F9>  Subsidiary of MP Water Resources Group, Inc.

   <F10> Heater Utilities, Inc. is, at the request of the North Carolina
         Utilities Commission, the emergency operator of Scotsdale Water and Sewer, Inc., Mobile Hills Estates and Pine Country Estates. All are small water utilities in North Carolina.

   <F11> Subsidiary of Heater Utilities, Inc.

   <F12> Subsidiary of Instrumentation Services, Inc.

   <F13> MP Real  Estate  Holdings,  Inc.  owns 80 percent of Lehigh Acquisition
         Corporation.

   <F14> Subsidiary of MP Real Estate Holdings, Inc.

   <F15> Cape Coral  Holdings,  Inc.  purchased  real estate  properties in June
         1999. These properties are held by Cape Coral Holdings, Inc., Cape Properties, Inc. and Marina Resources, Inc.

   <F16> Subsidiary of Lehigh Acquisition Corporation.

   <F17> Subsidiary of Lehigh Corporation.

   <F18> Lehigh  Corporation  owns 100 percent of J.W. Ford, Inc., an investment accounted for under the equity method that is currently inactive.

   <F19> MP Automotive Services,  Inc. owns 90 percent of AutoVIN, Inc. AutoVIN,
         Inc. was purchased on September 30, 1999.

   <F20> Subsidiary of MP Automotive Services, Inc.

   <F21> Subsidiary of ADESA Corporation.

   <F22> ADESA Corporation owns 46 percent of ADESA South Florida,  LLC which is
         a  vehicle  auction  in  Opa-Locka,   FL,  95  percent  of  Great  Rigs
         Incorporated and 80 percent of ADESA Southern Indiana, Inc.

   <F23> ADESA Ark-La-Tex,  Inc. owns 100 percent of ADESA Ark-La-Tex, LLC which is the auction business in Shreveport, LA.

   <F24> Formerly ADESA Sacramento, Inc.

   <F25> Formerly Greater Buffalo Auto Auction, Inc.

   <F26> Subsidiary of Automotive Finance Corporation.

   <F27> Subsidiary of A.D.E. Management Company. A.D.E. Jacksonville, Inc. owns
         5 percent of ADESA South Florida, LLC.

   <F28> ADESA Indianapolis, Inc. owns 5 percent of Great Rigs Incorporated.

   <F29> Incorporated effective December 30, 1999.

   <F30> Subsidiary of ADESA Properties, Inc.

   <F31> Incorporated effective December 28, 1999.

   <F32> PAR, Inc. owns 20 percent of Entrust Lease End Services, LLC.


                                       -6-


   <F33> Incorporated effective January 14, 2000.

   <F34> Subsidiary of ADESA Canada Inc.

   <F35> Effective  August 1, 1999  ADESA  Halifax  Inc.,  ADESA  Moncton  Inc.,
         Professional Auto Remarketing Canada Inc. and ADESA Ottawa Inc. were amalgamated and converted into ADESA Auctions Canada Inc. Effective January 1, 2000 ADESA Auctions Canada Inc. was converted to ADESA Auctions Canada Corporation.

   <F36> Subsidiary of ADESA Auctions Canada Corporation.

   <F37> ADESA Canada Inc. owns 66.67 percent of 1109597 Ontario Inc.

   <F38> ADESA Canada Inc.  owns 20 percent of Impact Auto  Auctions Ltd. and 20 percent of Suburban Auto Parts Inc. directly. 1109597 Ontario Inc. owns 80 percent of Impact Auto Auctions Ltd. and 80 percent of Suburban Auto Parts Inc. directly.

   <F39> Bytown Car Carriers Inc. was purchased May 28, 1999.


         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Claimant - Minnesota Power, Inc.

         Reference is made to Annual Report Form 10-K (File No. 1-3548), filed by the claimant with the Commission on February 9, 1999, for the fiscal year ended December 31, 1998, particularly pages 16 through 18, which is hereby incorporated by reference in this statement.

Subsidiary - Superior Water, Light and Power Company

         Same reference as under claimant.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of kWh of electric energy sold (at retail or wholesale) and Mcf. of natural or manufactured gas distributed at retail.

                                                  Electricity           Gas

Minnesota Power, Inc.                           11,344,302,874          None

Superior Water, Light and Power Company           531,150,612        2,271,816

         (b) Number of kWh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

None

         (c) Number of kWh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                                  Electricity           Gas

Minnesota Power, Inc.                            2,031,862,571          None

Superior Water, Light and Power Company              None               None

         (d) Number of kWh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each company is organized or at the State line.

                                                  Electricity           Gas

Minnesota Power, Inc.                            4,834,555,775          None

Superior Water, Light and Power Company           547,180,877        2,309,884


         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

Not applicable to Minnesota Power, Inc.

                                    Exhibits

[This Exhibit A contains confidential information which has been omitted, but filed separately with the Securities and Exchange Commission.]

Exhibit B is the Financial Data Schedules.

Exhibit C is not applicable to Minnesota Power, Inc.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 7th day of February 2000.


                                                  MINNESOTA POWER, INC.
                                         ---------------------------------------
                                                   (Name of Claimant)

[CORPORATE SEAL]

                                         By            D.G. Gartzke
                                           -------------------------------------
                                                  Senior Vice President -
                                            Finance and Chief Financial Officer

Attest:


          Mark A. Schober
------------------------------------
            Controller

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


  David G. Gartzke   Senior Vice President - Finance and Chief Financial Officer
  ----------------   -----------------------------------------------------------
       (Name)                                   (Title)



                              Minnesota Power, Inc.
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093
                          ----------------------------
                                    (Address)